Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

July 22, 2013

Re:

Twentyfour/seven Ventures, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 2, 2013

File No. 333-186068

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please revise your disclosures on page 23 to indicate, as you have in your response to prior comment 6, that “[a]lthough the Company has no understanding or agreement with its noteholders of any kind regarding conversion, it may in the future approach the noteholders about conversion of debt to stock.” In addition, considering the notes have passed the June 1, 2013 due date, please further revise to disclose the period through which the noteholders have agreed to extend such notes.

Response: The disclosure has been appropriately revised.  The notes have been extended through June 1, 2014.

Results of Operations, page 24

2. As previously requested in our prior comment 3, please revise your results of operations discussion to quantify the various factors that impact the change in revenues, such as the number of new agents hired and the number of bond companies.

Response: The disclosure has been appropriately revised.  The number of agents hired has been quantified, and a discussion has been added providing more information as to why the decreased number of bail bond companies has helped increase our revenues.

Notes to Consolidated Financial Statements

Note 4. Income Taxes, page 48

3. We note your response to our prior comment 4 and the revised disclosures in Note 4. Pursuant to the guidance in ASC 740-10-50-12, you should include a reconciliation of the reported amount of income tax expense attributable to continuing operations for the year, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. However, we note that the rate reconciliation table provided on page 48 does not reconcile to the reported income tax expense of $0 and $1,210 for the years ended December 31, 2011 and 2012, respectively and it does not foot. Please revise accordingly.

Response:  The rate reconciliation table has been revised appropriately.

4. In addition, as previously requested, please explain further why your disclosures state that the deferred tax assets related to net operating loss carryforwards at December 31, 2011 and 2012 were $766 and $0, respectively, however, the second table on page 48 reflects loss carryforwards for these periods of $6,432 and $766, respectively. Please revise the table accordingly and ensure that you have correctly provided the components of deferred tax liabilities and assets and the related valuation pursuant to ASC 740-10-50-2. In addition, please confirm that your auditors have weighed in on your responses to our tax related comments.

Response:  The table has been appropriately revised to provide the components of deferred tax liabilities and assets.  Our auditor has weighed in on our responses to these comments.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

July 22, 2013